April 22, 2014
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

ATTN:	Document Control – EDGAR

RE:	RiverSource Life Insurance Company (“Registrant”)
Post-Effective Amendment No. 3 on Form S-3
File. No. 333-149951
RiverSource® Group Variable Annuity Contract (“Variable Annuity”)
Dear Mr. Cowan:
Registrant is filing Post-Effective Amendment No. 3 to the Registration Statement on Form S-3 (“Amendment No. 3”) with respect to the Variable Annuity listed above. This Amendment No. 3 reflects the undertaking of the Registrant to update the Variable Annuity prospectus in compliance with Section 10(a)(3) of the Securities Act of 1933, including updated financial information.
In Registrant’s view, this Amendment No. 3 does not contain disclosure that would render it ineligible to become effective and is comparable to filing a post-effective amendment on Form N-4 pursuant to Rule 485(b).
Pursuant to Rule 429 under the Securities Act of 1933, the prospectus contained herein also relates to and constitutes a post-effective amendment to Registration Statement No. 33-48701.
Pursuant to Rule 461 of the Securities Act of 1933, as amended, Registrant respectfully requests acceleration of the effective date of this Amendment No. 3 to May 1, 2014 or as soon as practicable thereafter. On behalf of RiverSource Distributors, Inc., the Principal Underwriter for the Account, we are forwarding with this letter a request for acceleration of the effective date of this Amendment No. 3.
If there is anything I can do to expedite review of the enclosed Amendment No. 3, or if you have any questions regarding this filing, please contact me at (612) 671-8056 or Boba Selimovic at (612) 671-7449.
Sincerely,

/s/ Timothy D. Crawford

Timothy D. Crawford
Assistant General Counsel and
Assistant Secretary

April 22, 2014
Securities and Exchange Commission
100 F Street N.E.,
Washington, DC 20549-1004
ATTN: Document Control – EDGAR

Re:	RiverSource Life Insurance Company (“Registrant”)
RiverSource® Group Variable Annuity Contract
Post-Effective Amendment No. 3 on Form S-3
File No. 333-149951
Dear Commissioners:
Registrant has filed its Post-Effective Amendment No. 3 on Form S-3 on or about April 21, 2014. Pursuant to Rule 461, the Underwriter, RiverSource Distributors, Inc., now respectfully requests that the effective date of the Registration be accelerated and that the Registration Statement be declared effective on May 1, 2014.
Yours truly,
RiverSource Distributors, Inc.

By:	/s/ Timothy D. Crawford

Timothy D. Crawford
General Counsel